UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41604

Freightos Limited

(Translation of registrant's name into English)

Planta 10, Avda. Diagonal, 211

Barcelona, Spain 08018

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

Quarterly Results of Operations

On July 15, 2026, Freightos Limited (the “Company”) announced certain preliminary key performance indicators for the second quarter of 2026. A copy of the press release containing that announcement is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Exhibits

Exhibit 99.1	Press release, dated July 15, 2026, entitled “Freightos Reports Platform KPIs for Second Quarter Exceeding Management Expectations”

Incorporation by Reference

The information in this Form 6-K and in Exhibit 99.1 hereto (including any data presented in conformity with International Financial Reporting Standards (“IFRS”) and related analysis, but excluding non-IFRS data and quotations of the Company’s management) is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File No. 333-270303) and Form F-3 (File No. 333-280302), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREIGHTOS LIMITED
Date: July 15, 2026
/s/ Pablo Pinillos
	Name:	Pablo Pinillos
	Title:	Chief Executive Officer and Interim Chief Financial Officer